EXHIBIT 99.1

Medicenna Therapeutics Announces the Appointment of Industry Veteran, Kevin Moulder, PhD, as Chief Scientific Officer

TORONTO and HOUSTON, April 21, 2021 (GLOBE NEWSWIRE) -- Medicenna Therapeutics Corp. (“Medicenna” or “the Company”) (NASDAQ: MDNA TSX: MDNA), a clinical stage immuno-oncology company, today announced the appointment of Kevin Moulder, PhD, as the Company’s Chief Scientific Officer (CSO).

“Kevin is an ideal addition to our management team given his extensive experience leading drug discovery and development efforts in areas such as oncology and immunology,” said Fahar Merchant, PhD, President and CEO of Medicenna. “We are thrilled to welcome Kevin to Medicenna as his scientific and technical expertise will be instrumental in the development of our novel Superkine and BiSKITs™ platforms and while helping to expand our clinical-stage pipeline.”

Dr. Moulder brings over 30 years of experience in drug discovery and development in the fields of protein design, antibody technology, immuno-oncology, inflammation and autoimmune disease. Following his post-doctoral studies at the NIH, he joined GSK to lead their CD23 program. Thereafter, he served in research and development leadership positions in 9 international biotechnology companies including Biogen where he ran a predictive medicine department. As VP of Research at Domantis, Kevin led the creation of a pipeline of novel single domain antibodies resulting in Domantis’ acquisition by GSK. Subsequently, Dr. Moulder served as the CSO of F-Star Therapeutics, where he established the company’s bispecific antibody technology and led the translational efforts to identify its first clinical lead. Most recently Kevin held C-level positions at PolyProx Therapeutics Ltd. and Tusk Therapeutics. At Tusk, Kevin directed the development of their anti-CD25 antibody which showed anticancer activity by depleting Tregs while preserving IL-2 activity on effector T cells, which subsequently prompted Tusk’s acquisition by Roche. Kevin holds a first class honors degree in biological sciences and a Ph.D in Immunology from the University of London.

Dr. Moulder commented, “The opportunity to serve as Medicenna’s CSO is truly exciting. The Company’s Superkine and BiSKITs™ platforms are powerful tools that have generated potentially first and best-in-class assets designed to overcome the limitations of currently available immunotherapies. I am eager to begin working with my new colleagues to advance these assets towards the clinic and develop additional cytokine-based immunotherapies.”

About Medicenna
Medicenna is a clinical stage immunotherapy company focused on the development of novel, highly selective versions of IL-2, IL-4 and IL-13 Superkines and first in class Empowered Superkines for the treatment of a broad range of cancers. Medicenna's long-acting IL-2 Superkine asset, MDNA11, is a next-generation IL-2 with superior CD122 binding without CD25 affinity and therefore preferentially stimulates cancer killing effector T cells and NK cells when compared to competing IL-2 programs. Medicenna’s early-stage program on Bifunctional SuperKine ImmunoTherapies (BiSKITs™) is designed to further enhance the ability of Superkines to treat immunologically “cold” tumors. Medicenna's lead IL4 Empowered Superkine, MDNA55, has completed a Phase 2b clinical trial for rGBM, the most common and uniformly fatal form of brain cancer. MDNA55 has been studied in five clinical trials involving 132 subjects, including 112 adults with rGBM. MDNA55 has obtained Fast-Track and Orphan Drug status from the FDA and FDA/EMA, respectively.

Forward-Looking Statement
This news release contains forward-looking statements under applicable securities laws and relate to the future operations of the Company and other statements that are not historical facts including statements related to the clinical potential of its BiSKITs™ program and Superkine platform and the presentation of additional data. Forward-looking statements are often identified by terms such as "will", "may", "should", "anticipate", "expects", "believes" and similar expressions. All statements other than statements of historical fact, included in this release, including the future plans and objectives of the Company, are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include the risks detailed in the annual information form of the Company dated May 14, 2020 and in other filings made by the Company with the applicable securities regulators from time to time in Canada and the United States.

The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements only as expressly required by Canadian and United States securities law.

Further Information

For further information about the Company please contact:

Elizabeth Williams, Chief Financial Officer, 416-648-5555, ewilliams@medicenna.com

Investor Contact

For more investor information, please contact:

Dan Ferry, Managing Director, LifeSci Advisors, 617-430-7576, daniel@lifesciadvisors.com